
Mailstop 3233

May 24, 2017

<u>Via E-mail</u>
Mr. Nicholas McGrane
Chief Financial Officer
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, VA 22203

> **Re: Evolent Health, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 001-37415**

Dear Mr. McGrane:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities